Employment Agreement

Effective July 1, 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,
Safe Spending Inc.
(Hereinafter referred to as SS)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Troy Griffin
(hereinafter referred to as TG)
3657 Aladdin Dr.
Ottawa, ON, CANADA K1T 1V5

Whereas, Troy Griffin (TG), is to be appointed Vice-president Corporate Development of SIHC, and President and Chief Executive Officer (CEO), of SS, and also as a member of the Management Committee which reports directly to the Board of Directors of SIHC,

• The Management Committee shall also include Tony Currie, Keith Blackwell, Larry Simpson, and possibly certain other individuals as appointed unanimously by the Committee and confirmed to the Board of Directors, and

•The Management Committee is an advisory task force which draws its authority for implementing its decisions through the offices of the committee members.

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

•TG is hereby appointed to the position of President and CEO for SS, and to the position of Vice-president Corporate Development for SIHC, and as a member of the Management Committee.
• The term of this agreement shall be for a one (1) year period of time and take full effect upon signing of this agreement.
• This agreement can be renewed upon expiry in accordance with negotiations between the parties and the SIHC Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement, or it may be altered at any other time by mutual agreement of the parties, and the SIHC Board of Directors
•TG shall receive an annual salary of $60,000 paid bi-monthly on the first and fifteenth of each month commencing on July 15th, 2005, or sooner as mutually agreed, and a monthly tax-free travel allowance of $500.00.
•TG shall receive an allocation of 750,000 Class A Common shares of SIHC upon signing of this agreement.
• Upon signing of this agreement, TG shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 500,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12US) per share without restriction and tradable upon insurance.
•TG shall receive a further allocation of 250,000 Class A Common shares of SIHC at the time when the first track is fully operational.
• Reasonable, or pre-approved expenses incurred by TG on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

TG may resign at any time in which case no further payments are owing. If TG resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement supercedes any and all previous agreements with the companies SIHC and HBN and SS and shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Larry Simpson

Larry Simpson
Print Name:

And,

/s/ Troy Griffin
Troy Griffin

Witnessed by: /s/ Larry Simpson

Larry Simpson
Print Name:

Dated this 30th day of June, 2005.